QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Accretion

        The following table sets forth our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion derived from our audited consolidated financial statements for the fiscal years ended September 30, 2002 and 2001 and our unaudited consolidated financial statements for the six months ended March 31, 2003.

        In reviewing the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion, please note the following:

  —
  On October 2, 2000, we sold to Warburg, Pincus Equity Partners, L.P. and related investment funds ("Warburg Entities") four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. For the fiscal year ended September 30, 2001, we recorded a reduction of approximately $27 million in retained earnings representing the amount accreted on the Series B preferred stock for the dividend period.

  —
  In our first quarter of fiscal 2002, we sold, through an underwritten public offering under a shelf registration statement, an aggregate principal amount at maturity of approximately $944 million of our Liquid Yield Option(TM) Notes ("LYONs") due in 2021. The proceeds of approximately $448 million, net of a $484 million discount and $12 million of underwriting fees, were used to refinance a portion of our outstanding commercial paper.

  —
  In our second quarter of fiscal 2002, we sold, through an underwritten public offering under a shelf registration statement, an aggregate principal amount at maturity of approximately $440 million of our Senior Secured Notes due in 2009. The proceeds of approximately $425 million, net of a $5 million discount and $10 million of underwriting fees, were used to repay amounts outstanding under our credit agreements and for general corporate purposes.

  —
  In March 2002, we completed a series of transactions pursuant to which the Warburg Entities (i) converted all four million shares of the Series B preferred stock into 38,329,365 shares of our common stock, (ii) purchased an additional 286,682 shares of our common stock by exercising a portion of the warrants, and (iii) purchased 14,383,953 shares of our common stock. As a result, there were no longer any shares of Series B preferred stock outstanding and, accordingly, the Series B preferred stock ceased accruing dividends.

  —
  In our second quarter of fiscal 2003, we extinguished LYONs through an exchange offer at an aggregate principal amount at maturity of approximately $84 million, or $43 million in accreted value. Additionally, in March 2003, we repurchased $14 million aggregate principal amount at maturity of LYONs, or $ million in accreted value, in open market transactions.

Avaya Inc.
Computations of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Accretion
(dollars in millions)
(unaudited)

	Six Months Ended March 31, 2003	Year Ended September 30, 2002	Year Ended September 30, 2001
Earnings
Adjusted Loss Before Income Taxes	$(81)	$(402)	$(571)
Less: Interest Capitalized During the Period	—	—	(5)
Fixed Charges	65	115	106

Total Earnings Available	$(16)	$(287)	$(470)
Adjusted Loss Before Income Taxes
Loss Before Income Taxes	$(80)	$(401)	$(570)
Less: Undistributed Earnings of Less than 50% owned affiliates	(1)	(1)	(1)

Adjusted Loss Before Income Taxes	$(81)	$(402)	$(571)
Fixed Charges
Total Interest Expense Including Capitalized Interest	$24	$30	$41
Amortization of Debt Discount and Deferred Financing Costs	12	21	—
Interest Portion of Rental Expense (1)	29	64	65

Total Fixed Charges	$65	$115	$106
Accretion of Series B Preferred Stock	—	16 (2)	27 (5)

Total Combined Fixed Charges and Preferred Stock Accretion	$65	$131	$133
Ratio of Earnings to Fixed Charges	N/A (3)	N/A (4)	N/A (6)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Accretion	N/A (3)	N/A (4)	N/A (6)

(1)
For all periods presented, the percent of rental expense included in the computation of fixed charges represents a reasonable approximation of the interest factor.

(2)
This amount represents pre-tax earnings required to cover the preferred stock accretion requirement of $12 million for the twelve months ended September 30, 2002. The amount is calculated by dividing the preferred stock accretion requirement by the reciprocal effective income tax provision rate from continuing operations of 24.4% for the twelve months ended September 30, 2002.

(3)
For the six months ended March 31, 2003, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $81 million.

(4)
For the fiscal year ended September 30, 2002, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $402 million and $418 million, respectively.

(5)
This amount represents pre-tax earnings required to cover the preferred stock accretion requirement of $27 million for the twelve months ended September 30, 2001. The amount is not adjusted by the tax rate because we recorded an income tax benefit for the twelve months ended September 30, 2001.

(6)
For the fiscal year ended September 30, 2001, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $576 million and $603 million, respectively.

QuickLinks

  Exhibit 12.1
Avaya Inc. Computations of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Accretion (dollars in millions) (unaudited)